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                              March 3, 2021

       Benjamin Slager
       Chief Executive Officer
       Alliance BioEnergy Plus, Inc.
       3710 Buckeye Street, Suite 120
       Palm Beach Gardens, FL 33410

                                                        Re: Alliance BioEnergy
Plus, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 16,
2021
                                                            File No. 000-54942

       Dear Mr. Slager:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed February 16, 2021

       Cover Page

   1. We note your revised cover page and response to prior comment 1 and reissue in part.
                                                        Please update your
cover page so that it is consistent with the current Form 10 requirements. Of note,
you still do not have the required emerging growth company
                                                        language on the cover
page indicating whether or not you are electing to use the
                                                        extended transition
period for complying with any new or revised financial accounting standards provided
pursuant to Section 13(a) of the Exchange Act.
       Item 1. Business, page 3

   2. We note your response to prior comment 8 and revised disclosure and reissue in part. With reference to
Article IV.A.2 of Exhibit 2(b), please revise to discuss briefly the events leading to the
bankruptcy. Also, revise to provide a discussion of the material terms of your plan of
reorganization following bankruptcy in the Business section, including
 Benjamin Slager
Alliance BioEnergy Plus, Inc.
March 3, 2021
Page 2
      quantifying the aggregate amount of debt that you may be required to pay back depending on your future revenues and profits. Also explain how it will be determined whether these payments will be made out of revenues or profits.
Item 6. Executive Compensation, page 21

3. We note your updated table on page 22 in response to prior comment 17 and reissue in part. Please update your Outstanding Equity Awards for Fiscal Year End 2020. In addition, please provide the disclosure required by Item 402(d)-(g) of Regulation S-K to the extent applicable.
Item 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 33

4. We note your response to prior comment 20. However your current disclosure indicates that there were no changes in accountants. Please revise the filing to provide the disclosures required by Item 304 of Regulation S-K in your Form 10 and include Exhibit
      16.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin Slager
                                                           Division of
Corporation Finance
Comapany NameAlliance BioEnergy Plus, Inc.
                                                           Office of Life
Sciences
March 3, 2021 Page 2
cc:       Rob Diener, Esq.
FirstName LastName